Neovasc Announces Publication Supporting the Neovasc Reducer™ Device

VANCOUVER and MINNEAPOLIS - via NewMediaWire -- Neovasc, Inc. (Neovasc or the Company) (NASDAQ, TSX: NVCN) today announced the publication of an article entitled, "The Effectiveness of CS Reducer for the Treatment of Refractory Angina - a Meta-Analysis" in the Canadian Journal of Cardiology.

The article's lead author and senior authors are Aviram Hochstadt, M.D., and Maayan Konigstein, M.D., Sourasky Medical Center and the Sackler School of Medicine, Tel Aviv University, Tel Aviv, Israel. The publication provides a meta-analysis assessing the effects of coronary sinus narrowing in a total of 846 patients across nine prospective studies. The primary outcome was the proportion of patients improving ≥1 class in the Canadian Cardiovascular Society (CSS) angina score.

Improvement of ≥1 CSS class occurred in 76% (95% CI 73%-80%) of patients. Improvement of ≥2 CSS classes was observed in 40% of patients (95% CI of 35-46%). Procedure success was 98%, with no major and 3% minor peri-procedural complications. Patients' walking distances, as measured by the six-minute walk test, also significantly improved.

The authors concluded, "This meta-analysis of clinical studies describing the outcomes of patients with refractory angina implanted with the Reducer for CS narrowing, demonstrates its safety and efficacy. The vast majority of patients experienced improvement in angina severity, quality of life, and functional performance."

"Publication of this meta-analysis is another meaningful milestone for the Reducer," stated Fred Colen, President & Chief Executive Officer of Neovasc. "From the very beginning, our company has focused on developing high-quality data to support the adoption of the therapy. As the evidence supporting the safety and effectiveness continues to mount, we are seeing continued expansion of the technology in the marketplace. We look forward to sharing our Q4 2021 results and providing further details of our COSIRA-II randomized controlled trial on our upcoming earnings call."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives because of their disabling symptoms. The Reducer is designed to alter blood flow within the myocardium of the heart and increase the perfusion of oxygenated blood to ischemic areas of the heart muscle, which may provide relief of angina symptoms.

While the Reducer is not approved for commercial use in the United States, the FDA has granted Breakthrough Device designation to the Reducer. This designation is granted by the FDA to prioritize review of subsequent regulatory submissions for a device that demonstrates compelling potential to provide a more effective treatment of a life-threatening or irreversibly debilitating disease, represents breakthrough technology for which no approved alternatives exist or offers significant advantages over existing alternatives, and the availability of which is in the best interest of patients.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™ for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Contacts

Investors:

Mike Cavanaugh

ICR Westwicke

Phone: +1.617.877.9641

Email: Mike.Cavanaugh@westwicke.com

Media:

Sean Leous

ICR Westwicke

Phone: +1.646.866.4012

Email: Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the significance of the meta-analysis for the Reducer, anticipated timelines regarding the provision of Q4 2021 results and details on the COSIRA-II trial, the growing incidence of refractory angina and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the doubt about the Company's ability to continue as a going concern; risks related to the recent COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's common shares (the "Common Shares") may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2020 but not at December 31, 2019 and 2018; risks relating to the Common Share price being volatile; risks relating to the possibility that the Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2021 (copies of which may be obtained at  or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether because of new information, future events or otherwise, except as required by law. www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether because of new information, future events or otherwise, except as required by law.